COPELAND TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

COPELAND CAPITAL MANAGEMENT, LLC

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) dated as of the 15th day of November 2010, as amended November 30, 2012, November 17, 2015, November 30, 2016, November 27, 2018, September 16, 2020 and November 10, 2021 by and between COPELAND TRUST, a Delaware statutory trust (the “Trust”), on behalf of each of its series (each, a “Fund” and collectively, the “Funds”) of the Trust, and the investment adviser of the Funds, Copeland Capital Management, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of a Management Agreement between the Trust and the Adviser dated the 15th day of November 2010, as amended (the “Management Agreement”); and

WHEREAS, each Fund is responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of such Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to such Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.	Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund, is defined to include all expenses necessary or appropriate for the operation of such Fund and including the Adviser’s investment advisory or management fee detailed in the Management Agreement, any Rule 12b-l fees and other expenses described in the Management Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes or extraordinary expenses such as litigation.
3.	Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement from a Fund of any excess expense payments paid by it with respect to that Fund pursuant to this Agreement in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed), if such reimbursement can be achieved without exceeding the lesser of the expense limitation in effect at the time of the deferral and at the time of the repayment and subject to the approval by the Board of Trustees.

4.	Term. This Agreement shall become effective as of the effective date of the November 10, 2021 amendment to the Management Agreement and shall remain in effect until at least March 31, 2023, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5.	Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A if the Management Agreement for such Fund is terminated, with such termination effective upon the effective date of the Management Agreement’s termination for such Fund.

6.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

COPELAND TRUST	COPELAND CAPITAL MANAGEMENT, LLC

By: /s/ Steven Adams	By: /s/ Sofia Rosala
Name: Steven J. Adams	Name: Sofia A. Rosala
Title: Vice President	Title: General Counsel and CCO

Appendix A

Dated: November 15, 2010

Amended: November 14, 2011

as Amended: November 30, 2012

as Amended: November 17, 2015

as Amended: November 30, 2016

as Amended: November 27, 2018

as Amended: September 16, 2020

as Amended: November 10, 2021

Fund	Operating Expense Limit

Copeland Dividend Growth Fund Class A Class C Class I	1.20% 1.95% 1.05%
Copeland SMID Cap Dividend Growth Fund Class I Class A	0.95% 1.20%
Copeland International Small Cap Fund Class A Class I	1.23% 0.98%